Filed by Tyco International Ltd. pursuant to

Rule 425 of the Securities Act of 1933

Subject Company: Brink’s Home Security Holdings, Inc.

Commission File No.: 1-34088

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  The proposed merger transaction involving Tyco International Ltd (“Tyco”) and Brink’s Home Security Holdings, Inc. (“BHS”) will be submitted to the shareholders of BHS for their consideration. In connection with the proposed merger, Tyco will file with the SEC a registration statement on Form S-4 that will include a proxy statement of BHS that also constitutes a prospectus of Tyco. The definitive proxy statement/prospectus will be mailed to shareholders of BHS. INVESTORS AND SECURITY HOLDERS OF BHS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by Tyco through the web site maintained by the SEC at www.sec.gov. Free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC can also be obtained by directing a request to Investor Relations Department, Tyco International Management Company, 9 Roszel Road, Princeton, New Jersey 08540, or at Tyco’s website at www.http://investors.tyco.com/, under the heading “Investor Relations” and then under the heading “SEC Filings”.  Investors and security holders may obtain copies of the documents filed with the SEC by BHS on BHS’s website at www.brinkshomesecurity.com.

Tyco, BHS and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding Tyco’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended September 25, 2009, filed with the SEC on November 17, 2009, and its proxy statement for its 2010 annual meeting of shareholders, which was filed with the SEC on or about January 15, 2010. Information regarding BHS’s directors and executive officers is set forth in BHS’s proxy statement for its 2009 annual meeting, filed with the SEC on April 7, 2009.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Statements in these materials that are “forward-looking statements” are based on current expectations and assumptions that are subject to risks and uncertainties. Actual results could differ materially because of factors such as:

•                  Tyco’s ability to achieve the synergies and value creation contemplated by the proposed transaction;

•                  Tyco’s ability to promptly and effectively integrate the businesses of Tyco and BHS;

•                  the timing to consummate the proposed transaction and any necessary actions to obtain required regulatory approvals;

•                  the diversion of management time on transaction-related issues;

•                  challenges to Tyco’s business model;

•                  intense competition in all of Tyco’s markets;

•                  Tyco’s continued ability to protect its intellectual property rights;

•                  claims that Tyco has infringed the intellectual property rights of others;

•                  significant business investments that may not produce offsetting increases in revenue;

•                  changes in general economic conditions that affect demand for Tyco’s products and services;

•                  adverse results in legal disputes;

•                  unanticipated tax liabilities;

•                  Tyco’s consumer hardware products may experience quality or supply problems;

•                  impairment of goodwill or amortizable intangible assets causing a charge to earnings;

•                  exposure to increased economic and regulatory uncertainties from operating a global business;

•                  acquisitions and joint ventures that adversely affect the business; and

•                  Tyco’s ability to implement operating cost structures that align with revenue growth.

For further information regarding risks and uncertainties associated with Tyco’s business, please refer to the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” sections of Tyco’s SEC filings, including, but not limited to, its annual report on Form 10-K and quarterly reports on Form 10-Q, copies of which may be obtained by contacting Tyco’s corporate office at +41 52 633 02 44 or at Tyco’s Investor Relations website at http://investors.tyco.com/.

All information in this communication is as of January 19, 2010.  Tyco undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in the company’s expectations.

FINAL TRANSCRIPT

TYC - Tyco International to Acquire Broadview Security

Event Date/Time: Jan. 19.201011:30PM GMT

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CORPORATE PARTICIPANTS

Ed Arditte

Tyco International Ltd. - SVP Strategy &IR

Ed Breen

Tyco International Ltd. - Chairman, CEO

Chris Coughlin

Tyco International Ltd. - EVP, CFO

Naren Gursahaney

Tyco International Ltd. - President, ADT Worldwide

CONFERENCE CALL PARTICIPANTS

Jeff Sprague

Citigroup - Analyst

Steven Winoker

Sanford C. Bernstein -Analyst

Nigel Coe

Deutsche Bank - Analyst

John Inch

BAS-ML - Analyst

Shannon O’Callaghan

Barclays Capital -Analyst

Ted Wheeler

Buckingham Research - Analyst

Jeff Kessler

Imperial Capital - Analyst

PRESENTATION

Operator

Welcome and thank you for standing by. At this time all participants are in a listen-only mode. (Operator Instructions) Today’s conference is being recorded.

At this time I’ll turn the call over to Mr. Ed Arditte. You may begin, sir.

Ed Arditte - Tyco International Ltd. - SVP Strateg y & IR

Good morning and thanks for joining our conference call this morning to discuss our announcement to purchase Brink’s Home Security Holdings, which operates as Broadview Security, a leading provider of monitored security in North America.

With me this morning on today’s call are Tyco’s Chairman and Chief Executive Officer, Ed Breen; our Chief Financial Officer, Chris Coughlin; and the President of ADT Worldwide, Naren Gursahaney.

Let me remind you that during the course of the call we will be providing certain forward-looking information. We ask you to look at the press release and read through the forward-looking cautionary informational statements that we’ve included there.

The press release issued late in the day yesterday as well as the conference call slides can be found on the investor relations portion of our website at Tyco.com.

Also, the discussion during today’s call do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The subject matter discussed today will be addressed in a registration statement on Form S-4 containing a proxy statement and prospectus which will be publicly available and filed by Tyco with the SEC in connection with the proposed transaction. We urge you to read it when it becomes available.

Before I turn the call over to Ed Breen, let me quickly summarize our announcement. We have entered into a definitive agreement to acquire all of the outstanding shares of Broadview Security for $42.50 per share, which equates to a purchase price of approximately $2 billion. The acquisition will be funded with up to 30% cash and the remainder with newly issued shares.

Subject to the approval of Broadview Security’s shareholders, regulatory approvals, and other customary conditions, the transaction is expected to close in the second half of Tyco’s fiscal 2010.

Now let me turn the call over to Ed Breen.

Ed Breen - Tyco International Ltd. - Chairman, CEO

Thanks, Ed, and good morning, everyone. We are excited to announce the acquisition of Broadview Security, which is an excellent fit with ADT, one of Tyco’s industry-leading businesses. As we have consistently stated, our primary focus is to add to our global platforms in security, fire, and flow control both products and services; and this transaction is a direct result of our strategic focus.

Broadview is a great fit for our security platform and increases our position in the highly competitive North American residential and small-business security industry. Additionally, this acquisition complements our focus on increasing our service revenue, a large portion of which is recurring contractual work in ADT.

Before Chris summarizes the financial details of the transaction, let me spend a few minutes on the business and why I am excited about this deal.

As some of you may know, Broadview was spun off from Brink’s in October of 2008 and is a full-service provider of residential and commercial security systems. Broadview markets, installs, services, and monitors security alarm systems throughout North America, covering over 90% of U5 ZIP codes. More than 95% of its revenue is tied to the residential security industry, generating over $500 million per year of recurring revenue.

Similar to our ADT operations in North America, this is a business with good returns, an excellent management team, great customer service, and a strong operating platform.

From an industry perspective, ADT is well positioned in the North American residential and small-business security industry. This is our most profitable business within ADT, with a solid, recurring revenue growth track record over the past few years and a strong future outlook. In a challenging 2009, ADT residential and small-business recurring revenue in North America grew 4% organically and had strong returns.

The addition of Broadview will increase our North American residential and small-business revenue by 25% to $2.8 billion, with over 85% recurring revenue.

In addition to growing our recurring revenue base, Broadview’s solid North American footprint brings additional capabilities and capacity to generate new, high-quality accounts as well as additional install and service expertise. The combination lets us compete more effectively in the security industry and will benefit customers by allowing us to enhance our service offerings.

As we integrate this business into ADT, we will continue to focus on the four key factors that have driven our recurring revenue performance. Specifically, we will focus on growing our account base; growing our average revenue per user by expanding our service offerings; carefully managing our subscriber acquisition costs; and focusing on customer retention.

Both ADT and Broadview had nice organic growth over the last few years, driven by account growth and growth in service offerings, which has increased the average revenue per user. Customer service will continue to be a top priority for the combined business.

In regards to Financing the transaction, the mix of cash and equity is a balanced, tax-efficient structure that will keep our balance sheet strong. We expect the transaction to be accretive to earnings in the first full year by approximately $0.07 per share before special items. In addition, the transaction is significantly more accretive on a cash basis, which Chris will address in a few minutes.

As I said, I am excited about this transaction and believe that its exceptional business fit will generate solid long-term returns for our shareholders. Now let me turn the call over to Chris to discuss the acquisition and its financial impact in a little more detail.

Chris Coughlin - Tyco International Ltd. - EVP, CFO

Thanks, Ed, and good morning, everyone. Let me quickly summarize some of the financial details of this acquisition.

First, assuming a 70/30 stock/cash mix, we expect to fund the transaction with up to approximately $600 million of cash from our balance sheet and the issuance of approximately 40 million shares. With this acquisition, we are not only acquiring a high-quality account base of 1.3 million recurring revenue accounts, to add to our existing residential and small-business account base of 4.8 million, we are also acquiring an organization of highly qualified sales, installation, and service personnel led by a strong management team.

In effect, we view this transaction as a large purchase of high-quality residential and small-business accounts, along with the purchase of an operational organization that provides an ongoing new account and service value. The addition of Broadview’s products and services to our portfolio should benefit our customers and better position us to compete in the highly competitive and fragmented security industry.

Secondly, given the company’s similar operations, we will generate significant operating cost synergies, which are expected to be approximately $150 million on a run rate basis. This amount includes approximately $100 million of ongoing synergies related to operations, with an additional $50 million of savings from the discontinuance of Broadview’s rebranding and royalty expense.

Given the significant cost synergies, its very important to look at the expected operating performance after synergies to truly understand the operating and economic benefits of the acquisition. In addition to the operational synergies, the integration of Broadview into Tyco will result in a reduction to Tyco’s overall tax rate by approximately 2 percentage points in year one, once the transaction closes.

In order to achieve these synergies, we expect to incur approximately $100 million of charges in connection with the transaction, which includes integration and deal-related expenses. We expect most of these charges to be incurred in the first quarter or two following the closing of the acquisition.

Next I’d like to spend a minute to describe the accounting implications of the transaction. Accounting rules require us to write up the value of Broadview’s accounts and depreciate that stepped-up value over the remaining estimated useful life. This step-up in value, as well as certain other non-cash acquisition accounting adjustments, will result in non-cash charges such as depreciation and amortization. In year one, these charges are estimated to be approximately $60 million more than what Broadview reports in its financial results.

As Ed mentioned, the acquisition is expected to be accretive to earnings before special items by a pproximately $0.07 per share in the first 12 months; and we expect this accretion to increase to approximately $0.14 in year two. These EPS estimates include the impact of the non-cash accounting charges I just described.

Looking at this then on a cash basis, the year one earnings accretion is actually $0.14 per share.

Our year one earnings estimates includes approximately $100 million of operational and rebranding synergy as wel1 as a 2 percentage point reduction in Tyco’s tax rate. In year two, we expect the $150 million of operating synergies to increase our earnings accretion to up to $0.14 per share. Again, on a cash basis it will be higher; and on an annual run rate, free cash flow from the transaction will be more than $200 million.

Based on our current estimate to close the transaction in the second half of our fiscal year 2010, the acquisition is expected to have a negligible impact on our fiscal year 2010 earnings before special items.

Now let me turn the call back over to Ed Arditte.

Ed Arditte - Tyco International Ltd. - SVP Strategy & IR

Thanks, Chris. Now before we open up the line for questions, I want to call everyone’s attention to the second press release we issued late in the day yesterday, updating you on our first-quarter outlook. As we indicated, our performance in the quarter was better than our expectations; and we now expect our diluted earnings per share before special items to be in the range of $0.63 to $0.65 per share versus our previous guidance of $0.48 to $0.50 per share. About $0.10 per share of this $0.15 earnings beat is attributable to better operating margins and lower corporate expense. The remaining $0.05 per share is attributable to a lower tax rate and the timing of certain tax items.

As we also indicated in the press release, our order activity has remained relatively flat; and though we have seen increased quoting activity, this has not yet translated into a meaningful change in order levels. This is consistent with our expectations for flat sequential order activity in the first half of the year, with gradual improvement in the second half of the year.

As we are still early in our fiscal year and haven’t seen a change in order activity, we are maintaining our guidance for full-year earnings per share before special items of $2.30 to $2.50 per share.

Finally, we will hold our quarterly conference call on January 28. We ask you to please understand that the purpose of today’s call is to discuss the acquisition of Broadview Security. We will limit our comments on the first quarter to the information we have provided in the press release on the first quarter, and ask you to hold your questions on the quarter until the January 28 call.

Thanks for joining us today. And, operator, will you please open up the line for questions?

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) Jeff Sprague, Citi.

Jeff Sprague - Citigroup - Analyst

Thank you. Good morning, everyone. Can you hear me okay? A couple questions, Ed.

First, along the lines of your comments, this would seem very consistent with what you were talking about — security, fire, and flow. Yet the size of this is probably — people were thinking about you being able to do (technical difficulty) questions. The thought process and comfort factor internally with the organization, to take on a deal of this size.

And secondly, the deal structure that you’re using would leave you flexibility to probably do something about this size again in the not too distant future; so the comfort with following this up with other items down the road.

Ed Breen - Tyco International Ltd. - Chairman, CEO

Yes, Jeff, let me take those on. As far as the size goes —and let me answer the second part first. We are not looking at any other acquisition that would be of this size. I would ballpark you that during the next year we might have a bolt-on or two that makes strategic sense for us on one of these three platforms. And I would estimate that that could maybe add up to, in total, $300 million to $500 million, something in that range.

So again, not looking at anything in this size, but I would expect you could see a bolt-on or two that fits on one of these three platforms over the next year.

You know, Jeff, as far as integrating it goes — and, look, you know our history. We really haven’t said the word acquisition around Tyco for the seven and a half years I’ve been here, and you can tell, I think, by my comments I just made, we’re not looking at a string of deals here. That’s not what we’re up to.

Our number-one focus is on operations and organic revenue growth, followed by some selective acquisitions. Now we did have the opportunity to do this. This maybe is a little bit on the larger side. But the way I look at it, Jeff, it’s right down the middle of the plate for us.

And if you were ever going to do an integration of two businesses, I think this is about the easiest one that you could do. If you look at where our synergies are coming from here, we have a high percentage of synergies that are going to be day one that we get instantaneously here, from the lack of royalty payment, the rebranding, the tax synergy that Chris talked about; and then, obviously, operational synergies that we will get over the first year.

Again, both of these businesses — it’s only North America. We’re not integrating something globally that’s complex all over the world. So I think to get this done, although obviously we’ve got to stay focused and all, for us it will be a much easier task than almost any acquisition you could do.

Jeff Sprague - Citigroup -Analyst

Agreed. Looks like an attractive deal. Then just one quick one and I’ll pass it on. Does Broadview or Brink’s buy anything from Safety Products? And is there any additional synergy there?

Ed Breen - Tyco International Ltd. - Chairman, CEO

Hardly any at all, Jeff.

Jeff Sprague - Citigroup - Analyst

Great. Thanks a lot.

Operator

Steven Winoker, Sanford Bernstein.

Steven Winoker - Sanford C. Bernstein -Analyst

Good morning. Just a clarify the answer to Jeff’s last question, when you say hardly at all, you mean there’s hardly any current purchases from Tyco Security Products, correct?

Chris Coughlin - Tyco International Ltd. - EVP, CFO

Yes, that’s correct.

Steven Winoker - Sanford C. Bernstein -Analyst

Yes, so it could be — but it’s not currently counted in that $100 million of operational synergies — or is it?

Chris Coughlin - Tyco International Ltd. - EVP, CFO

That’s correct, also. It is not counted on.

Steven Winoker - Sanford C. Bernstein -Analyst

Okay, great. So back to the high level for a second. When you talk about your strategy going forward for the security business, this obviously continues to increase the concentration in North America and in ADT. Not that that’s a bad thing at all, obviously.

But as you think about the strategy and the portfolio going forward, how does this impact your thinking about what Tyco starts to look like in coming years?

Ed Breen - Tyco International Ltd. - Chairman, CEO

Well, Steven, I go back to my comment. All three of the global platforms I would — let me say are of equal importance to us. We are the world leader on these three platforms, as I’ve always said, not by a lot, though. These are very fragmented industries across flow, across fire protection, and across security on a global basis.

So I think we have, if you want to call it a nice starting point in these three industries, but I think great opportunity over the coming years to continue to increase our market share. By the way, with very smart returns coming with it. We are not going to do anything that doesn’t look very attractive for our shareholders.

So I would not read into this that because we did a deal like this in security, that that is more important to us than the other two platforms. We like our other two global platforms and clearly are focused on those both organically and through some bolt-on opportunities.

Steven Winoker - Sanford C. Bernstein -Analyst

Do you also remain committed to the ADT model or business in Europe as a result, as you think about this?

Ed Breen - Tyco international Ltd. - Chairman, CEO

Yes, Steven, but as we’ve highlighted before, we are looking at exiting some. Well, really two tracks. Were looking at exiting some what I would just call non-core markets there that I don’t think over a five- to seven-year period are going to just to be that meaningful for us on a returns basis. And we’re continuing to do consolidation of back-office there.

So the North America footprint is important to our future, but it will have some cleanup associated with it still over fiscal 2010. And I’m sure in the near future you’ll be hearing a couple comments on that from us.

Steven Winoker - Sanford C. Bernstein -Analyst

Okay. And the $50 million cost of rebranding and royalty benefit, is that cost avoidance when you think about the $100 million of pretax op income from Brink’s? Or is that additional?

How should we think about that, as cost avoidance versus — on top of the $100 million that they currently earn?

Chris Coughlin - Tyco International Ltd. - EVP, CFO

Yes, I mean essentially, their earnings— however you want to look at it—are depressed right now due to the extensive rebranding cost that they have had to begin to incur and will over the next 12, 24 months, as well as the royalty expense.

So again, by having the ADT name, we don’t need to go through that rebranding; and effectively that is a synergy that, as Ed mentioned, we really get day one, as we’ll have our brand name out. So whether you look at it as a synergy or you look at it as really the reported earnings of Broadview currently have been depressed by the rebranding.

So again, it’s an earnings that we’re very confident that we’ll be able to see that benefit almost immediately upon the closing of the transaction.

Steven Winoker - Sanford C. Bernstein -Analyst

Okay. Two more quick questions before I hand it off. One on attrition assumptions around some of Brink’s portfolio and the quality of their accounts. Number one, do you have a sense for how many disgruntled ADT customers are already in their mix? I’m saying that a little facetiously, but in terms of — look, there is going to be some turnover naturally in a deal like this as well. How have you thought about that?

And as you think about the quality of their accounts, given all the work you guys did to improve your own account portfolio over the last five-plus years, how do you think — how would you compare the shape of their accounts? Do you have to do similar activities, or you think they are already pretty close to where you guys have gotten?

Naren Gursahaney - Tyro International Ltd. - President ADT Worldwide

Steve, this is Naren. Maybe I’ll answer that. When we look at their account base, we feel that they’ve got a very good, high-quality account base. No question Broadview has done a great job on customer retention, and we expect that that will continue, kind of following the trends that they’ve seen over the past couple quarters here.

We’re also optimistic that we can learn a little bit more about what they’ve done, translate best practices from the Broadview side to the ADT side as well as from the ADT side to the Broadview side, and continue to drive the kinds of improvements we’ve seen in customer retention that we’ve demonstrated over the past couple years.

Steven Winoker - Sanford C. Bernstein -Analyst

Great. And you guys measure it differently, right? So that’s going to be — in terms of how you each report it?

Naren Gursahaney - Tyro international Ltd. - President ADT Worldwide

We do, and even when you try and normalize that, their attrition rates are probably in the area of 200 basis points better than ours today. Again, we look at that as an opportunity to learn a little bit more about what they are doing and see how we apply that across our broader customer base.

Steven Winoker - Sanford C. Bernstein -Analyst

Great. Last question. In terms of this being a tax-free transaction to Brink’s shareholders, as mentioned in the press release, how do you get to sort of the 70/30 thought process on that if folks are seeing it on a tax free basis as an option?

Chris Coughlin - Tyro International Ltd. - EVP, CFO

Yes, again, the stock portion will be tax-free. So again, the Brink’s Broadview shareholders will have the opportunity to maintain the shares in Tyco and the growth of that. They will also have a highly liquid security if they choose to exist that.

So again, we’ve capped the cash portion at about $600 million; and so people will have the opportunity to opt take more stock if they want. But again, the limit that we’ll go on cash is the 30%.

Steven Winoker - Sanford C. Bernstein -Analyst

But could they go all-stock?

Chris Coughlin - Tyro International Ltd. - EVP, CFO

They could go all-stock.

Steven Winoker - Sanford C. Bernstein -Analyst

And what leads you to believe that they would not do - that that will be the number that you are putting out there?

Chris Coughlin - Tyco International Ltd. - EVP, CFO

Well, again, it will just be dependent on the shareholders and what their desire is in staying in the stock. But again, it will always come out to a maximum of 30% in terms of stock. It could come out —

Steven Winoker - Sanford C. Bernstein -Analyst

Of cash.

Chris Coughlin - Tyco International Ltd. - EVP, CFO

Of cash. I’m sorry. But it could come out more stock.

Steven Winoker - Sanford C. Bernstein -Analyst

Okay, great. Thanks very much, guys.

Operator

Nigel Coe, Deutsche Bank.

Nigel Coe - Deutsche Bank - Analyst

Thanks, good morning. So, it looks like a fairly straightforward rationale for the deal. But the first thing, could you maybe just talk a bit more about how much of the Brink’s infrastructure you want or need to keep intact?

I guess what I’m trying to drive at is this $350 million of cash costs within Brink’s; your guidance of 150 of that to be taken out. Why can’t that be 250?

Naren Gursahaney - Tyco International Ltd. - President, ADT Worldwide

Nigel, maybe — this is Naren again. I’ll try and take that. Again, we’re very, very early in our integration planning activities, so I can’t share a lot of details with that. But clearly we want to preserve the front-line resources. Remember, were not just buying the account base, but were buying in essence a production engine which includes the sales resources, the install resources, and the service resources so that we can continue to generate new accounts and generate growth to continue to build value from this.

So our priority is to protect that piece of it; and we will look for synergies in other parts of the business. Again, including the rebranding activities and on the advertising side, as we think we can get more efficient from an advertising perspective.

Nigel Coe - Deutsche Bank - Analyst

Then on the rebranding, in terms of customer notification, is it just a case of switching the number on the panel? Do you have to notify the customers in writing that they are now customers of ADT? How does that process work?

Naren Gureahaney - Tyco international Ltd. - President, ADT Worldwide

We would handle that the way we handle any time we do a bulk purchase. We will transition those accounts. It takes some time, as you got to point them potentially to a different monitoring center. But as Broadview brings their monitoring infrastructure, in some cases we may not even have to make that change.

There will be some communication involved. The billing will change. But again, I think we’ve got a lot of experience through our dealer channel and bulk purchases that we’ve done on how we transition those accounts.

Nigel Coe - Deutsche Bank - Analyst

Okay. Then on the antitrust issues, I’m sure this will get a good review, but it looks like low 20s share of the North American residential market. Are there any regional concentrations where that could be significantly higher and therefore could raise more serious objections?

Ed Breen - Tyco international Ltd. - Chairman, CEO

Nigel, I wouldn’t think so here. It depends who you look at and what report you study. But we are maybe anywhere from a 20% to 22% market share company in the North America footprint. And by the way, if you add in all small business, it’s probably a little bit lower than that.

Then you put on top of that basically a 4% market share — Broadview is about 1 /5 our size on top of that. So you have to get pretty severe to be looking at that.

And by the way, there’s thousands of competitors in this business, and those thousands of competitors are in every single market that we have. So it’s a pretty darn competitive business out there.

Nigel Coe - Deutsche Bank - Analyst

Okay.

Ed Arditte - Tyco International Ltd. - SVP Strategy & IR

Nigel, one last one.

Nigel Coe - Deutsche Bank - Analyst

Yes, sure. One more. So, how much — obviously the tax synergies are a big story here. How much of that tax benefit is contingent on the mix of equity and cash? So therefore I guess I’m saying is — the 30% cap on the cash, is that a critical level in terms of [ante mix]?

Chris Coughlin - Tyco International Ltd. - EVP, CFO

Not per se, but essentially the benefit here to us is versus a deal where you have to borrow externally. Again, under the structure we have as an international organization, we can fit this into our operating structure and internal capital structure and get the benefits from the transaction. So that’s really what drives it.

Nigel Coe - Deutsche Bank - Analyst

Okay. Thanks very much.

Operator

John Inch, Merrill Lynch.

John Inch - BAS-ML -Analyst

Thank you. Good morning, everyone. Chris, just to be clear, is your estimate of accretion including the 2% lower Tyco tax rate?

Chris Coughlin - Tyco International Ltd. - EVP, CFO

Yes.

John Inch - BAS-ML -Analyst

It is? Okay.

If you look at Broadview’s margins, we are just reading the third-quarter results, it looks like their adjusted margins are actually over 22%. I think that compares to under 18% for ADT North America. Is there — is that an apples-to-apples comparison?

And is there some — maybe Naren could answer this. Is there some obvious mix or other issues that could allow perhaps some profit margin improvement beyond the cost synergies that you’ve been talking about?

Naren Gursahaney - Tyco International Ltd. - President, ADT Worldwide

John, on the first part, I would say that’s probably not an apples-to-apples comparison. Remember our North American business is about a 50-50 split between residential and commercial.The commercial margins are significantly lower; but again as we’ve talked in the past, the investment required to achieve those margins is significantly lower as well.

I would say if you look at our residential and small-business business in ADT North America compared to Broadview, you’ll see pretty comparable margin rates in there.

Ed Breen - Tyco International Ltd. - Chairman, CEO

And — go ahead, Naren. I’m sorry.

Naren Gursahaney - Tyro International Ltd. - President ADT Worldwide

As far as on the second question on the synergy areas, again, I think we’ve kind of built a pretty solid model on what we think is out there. As we go through the integration activities, we’re going to be looking at the best practices on both sides to see if there is an opportunity to deliver more for our shareholders.

Ed Arditte - Tyco International Ltd. - SVP Strategy & lR

Nigel, the other thing I would add to Naren’s comment is that if you look at our — I’m sorry; John. If you look at our investor relations slides, you’d see that the residential business in 2009 was kind of a mid-20s margin business. That would be point number one.

And then point number two would be that — remember that in Broadview’s margins they are incurring, if you will, the burden of the rebranding and the royalty, which will go away once the acquisition occurs. So coming back to Naren’s point, we really think the margins are fairly comparable.

John Inch - BAS-ML - Analyst

Okay. No, that is fair. Can I ask about just what Broadview had been experiencing in terms of the rebranding? Had their disconnects been going up in any sort of a capacity?

And 1 think — I don’t who asked the question before, but should we be assuming that you are going to somehow provide some extra incentives or whatever to retain customers? Or are you happy just customers disconnecting, if in fact that is to be the case? And would that theoretically pressure your margins going forward in some kind of a context?

Naren Gursahaney - Tyco international Ltd. - President, ADT Worldwide

Again, John, maybe I’ll try and take a cut at that. We’re not seeing any noticeable change in their attrition rates as they’ve gone through their rebranding exercise. I think they’ve done a nice job of communicating what they are doing, why they are doing that, with their customer base. Again, I think the focus on the quality of the service has been very consistent, and I think that’s really the big driver on the retention side.

At this point in time — and again, we’re very early in our integration planning — we are not anticipating any kind of special activities to drive retention. Our focus will continue to be on the customer and just continuing to deliver superior customer experience.

John Inch - BAS-ML - Analyst

Last question, maybe Ed Breen. $2 billion spent for Broadview; pretty hefty premium to the company’s share price closing. How do you consider or how did you evaluate the trade-off between Broadview versus just buying Tyco’s stock? And how should we think about that going forward?

Ed Breen - Tyco international Ltd. - Chairman, CEO

Well, John, as we’ve always talked — we’re always going to look at share repurchase as a proxy here, and what does a deal look like vis-a-vis that. I would go back to my — a couple points.

To me this is a very safe integration with immediate synergies day one that we know we have, with the rest of them coming over year one. So I have a very high confidence in getting that done and pulling those numbers off.

Secondly, this deal on its own as you can see is very accretive, $0.14 or so by year two. And as Chris mentioned, you can add another $0.07 on that to look at it from a cash basis, which is one of the ways I clearly want to look at any deal — what’s the cash generation of this thing into Tyco? And as highlighted this is going to bring in over $200 million of free cash flow on a yearly basis to us.

So I think when you back in and do any of the numbers on that — and maybe one other number I would just give you. If you look at this on an EBITDA basis after synergies are realized, this deal is about 6.8 times EBITDA. So I think very reasonable.

And when you compare it to a share repurchase I think these numbers play out very well. Obviously, by the way, it gives us a strategic bigger platform to work with here as a Company.

John Inch - BAS-ML - Analyst

Yes. Thank you.

Operator

Shannon O’Callaghan, Barclays Capital.

Shannon O’Callaghan - Barclays Capital - Analyst

Morning, guys. Just to follow up a little bit, Ed, on your comments around EBITDA, maybe fill out a little bit what metrics you guys did look at when you evaluated this deal. Did you focus on EBITDA? Was it monthly recurring revenue? Was it something else?

Chris Coughlin - Tyco International Ltd. - EVP, CFO

Shannon, I’ll take that. Obviously, we looked at everything. We looked at all the standard kind of metrics. But clearly the cash return is always a big — which generates the internal rate of return. We looked at what our return on invested capital, as well as sort of traditional multiples that you see here.

So again it’s also looked in terms of the ability and confidence in obtaining those synergies. And as we’ve talked about, when we’re looking at the rebranding that we can just turn off, the royalty expense that we just turn off, the tax benefit that accretes by this, and you put all that together, we’re very confident in being able to achieve these results and to get the kind of accretion — both on an accounting basis as we’ve discussed and then, importantly, on a cash basis.

So again, we’ve looked at this obviously over quite a long period of time; have always studied this; and are very confident in the economic benefits of the transaction.

Shannon O’Callaghan - Barclays Capital - Analyst

Okay. On the synergies that you mentioned, you walked through some of them. But in the bucket of operational efficiency, advertising spend, G&A, can you give us a little flavor on the size of those different synergies within the $100 million?

Chris Coughlin - Tyco International Ltd. - EVP, CFO

Yes, again, part of it is going to be the integration of the corporate group that exists in both companies, as well as some branch offices and whatnot. So again those are the bulk, as well as the efficiencies that we gain in advertising. So I think that’s basically it.

Shannon O’Callaghan - Barclays Capital - Analyst

Okay. So those three buckets are sort of evenly spread?

Chris Coughlin - Tyco International Ltd. - EVP, CFO

Pretty similar. Remember, we have — both of us have a footprint all across North America that we will look at how we handle that going forward. But clearly, as Naren said, we want to keep the front-office capability obviously for both companies to generate new accounts and service those accounts for retention purposes.

Shannon O’Callaghan - Barclays Capital - Analyst

Just one more. Arguably, this strengthens what is already the strongest part of ADT. Ed, you mentioned the continuing plan in Europe; then you have rest of world, too. I mean, is that something that you would look to fill out in an inorganic way? Or how are you thinking about your global footprint outside of clearly what is a strong North America base?

Ed Breen - Tyco International Ltd. - Chairman, CEO

Yes, Shannon, we would look at both organic and some bolt-on acquisition if you are talking about opportunities outside of North America. The emerging markets particularly are very attractive for us, quite frankly in all three of our platforms, because infrastructure is being built out in the emerging markets. All three of these platforms obviously play right into infrastructure buildout.

So we would look at growing both either through bolt-on or through our organic efforts. As I know I have pointed out on some of our earnings calls, we have been spending an immense amount of our management time focused on the organic growth of our emerging markets and making sure we are positioned well. And that will continue to be our number-one priority.

But again, if we could add some things on that are attractive, we would certainly look at that. But again don’t take that comment as just security. We would be just as attracted to do something in flow or fire if it made sense.

Shannon O’Callaghan - Barclays Capital - Analyst

Okay.

Ed Arditte - Tyco International Ltd. - SVP Strategy& lR

And remember, that would be both service and products.

Shannon O’Callaghan - Barclays Capital - Analyst

Okay, great. Thanks, guys.

Ed Arditte - Tyco International Ltd. -SVP Strategy & IR

Operator, we are going to take two more calls.

Operator

Ted Wheeler, Buckingham Research.

Ted Wheeler - Buckingham Research - Analyst

Thank you. Good morning, everyone. I just have two questions. Are there any risks in the period between now and closing the deal? Are there contingencies on performance that would impact the deal in any way? Because you don’t have control I guess over this until its closed, in terms of the performance -

Chris Coughlin - Tyco International Ltd. - EVP, CFO

Clearly we don’t have any control until the transaction is closed. So there is nothing specific there. But again I think the fact that this is largely a stock transaction, that both businesses are incented to drive their performance throughout the period.

Ted Wheeler - Buckingham Research - Analyst

Okay. I guess secondly, the comment on the quarter did include an increase in revenues, looks like about 3%. Is there anything in that revenue number that is one-time or timing-related?

Ed Arditte - Tyco International Ltd. - SVP Strategy & IR

Ted, this is Ed Arditte. As I mentioned, obviously we are limited to what’s in the press release. And our revenue, as we indicated, was a little bit better; and I can’t specifically answer that other than to tell you I think its fair to say that it was operational.

Ted Wheeler - Buckingham Research - Analyst

Appreciate it. Thank you. Great news.

Ed Arditte - Tyco International Ltd. -SVP Strategy & IR

Thank you. Operator, I think this will be our last question.

Operator

[Jeff Kessler], Imperial Capital.

Jeff Kessler - Imperial Capital - Analyst

Hi, congratulations, guys. Two quick questions. One is, you have in the demographics of your account base, you have been beginning to install some interactive, two-way interactive — call it higher-end businesses, iControl being one of them involved.

Do you consider the Brink’s space, which has had less of that marketing thrown at it, amenable to being integrated into, let’s call it, a higher-end integration for services that you could perhaps charge more for down the line?

Naren Gureahaney - Tyco International Ltd. - President, ADT Worldwide

Jeff, first of all, we’re still very early in our pilot phase for interactive services. I think you’ll see a broader deployment towards the second half of this calendar year. I think we’ve got to evaluate the characteristics of that basic. It clearly could be an opportunity; but until we really dig through and better understand the demographics there it’s hard to make the call on that right now.

Jeff Kessler - Imperial Capital - Analyst

Okay. Second quick question and this may be a harder question to answer. Is that, clearly in the private market there is a lot of sellers out there who have been looking at and perhaps hoping to see a high 40s type of number for their businesses. Obviously a deal like this puts the kibosh on this because you are buying about the best-run company out there.

Is this indicative of where you think the financing and let’s call it metrics for the industry are going to be about?

Chris Coughlin - Tyco International Ltd. - EVP, CFO

Yes, I would just— I can’t comment on how other people will look at it. And again, every transaction stands on its own with the infrastructure that the particular company has in place, the kind of synergies and whatnot that it can generate. So it’s hard to make a general statement around that.

Ed Arditte - Tyco International Ltd. - SVP Strategy & IR

Jeff, what I would add to Chris’s comment, as Ed Breen said a little bit earlier, is that we think the right way to look at this is on an after-synergies basis. When you look at the RMR multiple and you adjust for the magnitude of the synergies that we’re able to achieve here, it really is an RMR multiple in our view; and I think it holds true in terms of the analysis that says that it’s really something nicely below 30 times.

Jeff Kessler - Imperial Capital - Analyst

Certainly from a steady-state free cash flow point of view, its attractive as well.

Ed Breen - Tyco international Ltd. - Chairman, CEO

Yes, no doubt.

Ed Arditte - Tyco International Ltd. - SVP Strategy & IR

Exactly.

Jeff Kessler - Imperial Capital - Analyst

Thank you very much.

Ed Arditte - Tyco International Ltd. - SVP Strategy & IR

Okay. Ladies and gentlemen, thanks for joining our call today. We look forward to you joining us on our first-quarter earnings call, which is scheduled for next Thursday, a week from this coming Thursday, January 28. Look forward to talking to you then. Again, thanks for joining us.

Operator

Thank you. This does conclude today’s conference. We thank you for your participation. At this time, you may disconnect your lines.

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